

Science advancing health

GROWTH + VALUE

2002 ANNUAL REPORT



OUR
NEXT
10 YEARS

At MDS, our vision is to build an enduring health and life sciences company, making a distinctive contribution to the health and well-being of people around the world. We do this by providing our customers—pharmaceutical and biotechnology companies and health care providers—with products, services and information for the prevention, diagnosis and treatment of disease.

TABLE OF CONTENTS

MDS

MDS is an international health and life sciences company, helping customers in the pharmaceutical and biotechnology sector speed the process of drug development, while helping health care providers in the prevention, rapid diagnosis and treatment of disease. With over 10,000 employees in 25 countries, MDS businesses have achieved leadership in strong regional and global markets. We are a leading global provider of drug discovery and development solutions, highly sensitive analytical instruments, medical isotopes, gamma sterilization technology, and oncology information management systems, and we are Canada's leader in laboratory services, specialized/esoteric testing, and distribution of medical products. As well, we are a leading developer of proteomics technology and we are a leading investor in medical technologies in North America.

MDS operates in three segments—Life Sciences, Health and Proteomics.

Life Sciences

Our Products & Services	Our Businesses	% of MDS Revenues
We help pharmaceutical and biotech companies and manufacturers of medical products by providing:		
> Drug discovery and development services	> MDS Pharma Services	28%
> Highly sensitive analytical instrumentation	> MDS Sciex	12%
> Medical isotopes used in diagnostic and radiotherapeutic applications	> MDS Nordion	19%
> Radiation treatment and information management for oncology		
> Sterilization technology for medical and consumer products		

Health

Our Products & Services	Our Businesses	% of MDS Revenues
We help in the prevention, rapid diagnosis and treatment of disease by providing:		
> Broad access to a full range of clinical, anatomical, esoteric and genetic laboratory information	> MDS Diagnostic Services	30%
> Transformation and management of hospital laboratories under contract and through joint ventures	> Source Medical	11%
> Development of highly sophisticated, automated laboratories		
> Distribution of medical products to hospitals and other health care institutions		

Proteomics

Our Products & Services	Our Businesses	% of MDS Revenues
Focused on providing functional proteomics services to pharmaceutical and biotech companies	> MDS Proteomics	not material

AT-A-GLANCE

A growing presence in international markets

	1992	2002
Other International	22%	24%
United States	23%	39%
Canada	55%	37%



1992
$459 million

2002
$1.8 billion

MDS is one of Canada's top 50 exporters and R&D spenders.

Our Customers & Partners

Our Life Sciences customers include many of the world's leading pharmaceutical and biotech companies:

Abbott, Allegiance Healthcare, Amersham, Amgen, Apotex, Baxter Healthcare, Becton Dickinson, Bristol-Myers Squibb, Daiichi Radioisotope Laboratories, Glaxo, IDEC Pharmaceuticals, Johnson & Johnson, Nihon Medi-Physics, Novartis, Pfizer, Sankyo, Schering, Takeda, TAP, 3M, Tyco Health Care-Mallinckrodt

Our Customers & Partners

Our Health customers and partners include hospitals and providers of health care funding:

Baptist Memorial Healthcare Corporation-Memphis, Calgary Health Region, Duke University Health System, Government of British Columbia, Government of Ontario, HCA Hospitals in Florida and Georgia, University Health Network-Toronto

Our Customers & Partners

Abgenix, Harvard Partners, IBM

At MDS, our operations are broadly international, with a strong and growing presence in the advanced health care markets of North America, Europe, and Asia Pacific.

From our operations and businesses in Canada and around the world, we serve markets which are truly global: over 60% of our sales are in and to markets outside of Canada and we are the global market leader in a number of important niches in the health, pharmaceutical and biotechnology markets we serve.



MDS, SCIEX, MDS Proteomics, Oncentra and DrugMatrix are registered trademarks of MDS Inc. or its subsidiaries.

MDS Sciex markets its instruments under the brand names "Applied Biosystems | MDS Sciex" and "Perkin Elmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and EG&G Inc., respectively.

All dollar figures are in Canadian funds unless otherwise stated.



Through long-term planning and ongoing evolution, we have delivered consistently strong results and we have built considerable shareholder value, with fourfold growth over the past decade—and the decade before that, and the decade before that. We are a different company than we were 10 years ago, more multidisciplined with a broader customer base and leadership in a number of new and important markets. Our vision is clear, and so is our commitment to building shareholder value. We believe we will continue to deliver 15% annual growth in earnings and revenues over the next decade because we are strongly and uniquely positioned in the dynamic growth markets of today and of tomorrow.

Years ended October 31	2002	2001	2000
FINANCIAL RESULTS (millions of Canadian dollars)			
Revenue	$ 1,792	$ 1,636	$ 1,435
Operating income	$ 212	$ 154	$ 178
Net income	$ 105	$ 73	$ 110
PER SHARE			
Earnings per share—basic	$ 0.75	$ 0.52	$ 0.86
Earnings per share—core businesses*	$ 1.02	$ 0.70	$ 0.75
FINANCIAL POSITION (millions of Canadian dollars)			
Total assets	$ 2,542	$ 2,402	$ 2,372
Shareholders' equity	$ 1,354	$ 1,243	$ 1,185
Long-term debt	$ 615	$ 553	$ 551

* Core businesses include Life Sciences and Health. See page five of 2002 Financial Review for details.

Life Sciences

MDS Pharma Services

> Established an exclusive, strategic clinical research partnership with Japan's largest pharmaceutical company, Sankyo Pharma

> Secured two large global clinical research contracts totalling $80 million over six years

> Established Drug Development Programs service to leverage our scientific and regulatory expertise across our full spectrum of services

> Expanded our global facilities in Hamburg, Germany; Zurich, Switzerland; Neptune, New Jersey; and Phoenix, Arizona

> Launched DrugMatrix™—a highly unique, industry-leading chemogenomics database developed in partnership with Iconix

MDS Nordion

> Zevalin—the first FDA approved radiotherapeutic, for which we provide the yttrium–90, was approved for Medicare reimbursement

> Received approval to resume low-power commissioning of MAPLE 1 reactor

> Introduced Oncentra™—a cancer treatment planning system

> Sold our high-dose radiation (HDR) brachytherapy business to Varian Medical Systems for $17 million

> Installed additional capacity for cobalt–60 production at Ontario Power Generation's Pickering Nuclear Generating Station B

Health

MDS Diagnostic Services

> Announced a collaborative alliance with ARUP, a leading esoteric testing laboratory, to provide esoteric testing services for our US hospital joint ventures

> Launched esoteric tests including sirolimus—a test useful in managing organ rejection in kidney transplant patients, and PTH CAP/CIP Ratio—a new test for measuring parathyroid function

Source Medical

> Launched "SMCe™"—Canada's first on-line medical/surgical catalogue

MDS Matrx

> Divested of MDS Matrx—a small medical distribution business in Buffalo, New York, in a management buyout of the business

At MDS we maintained our long-term growth pace with a strong performance in fiscal 2002. Revenues climbed by 10% to the record level of $1.8 billion, with significant contributions from our pharmaceutical research business, where markets rebounded strongly, and from our analytical instruments business, which grew by 38%. With the growth in revenues, operating income from our core businesses exceeded $200 million, an increase of 38%. At the same time, we made significant progress with key business strategies.

Earnings per share from our core businesses have grown 16% on a compounded basis over the past ten years. We focus on EPS from our core businesses because this includes our Life Sciences and Health segments and excludes unusual items. In recent years, this figure has excluded MDS Proteomics. We believe the earnings from our core businesses give a more accurate picture of the fundamental trends affecting MDS. More details about EPS can be found in the Management's Discussion and Analysis section of the 2002 Financial Review.

Revenues millions of Canadian dollars



Earnings per share from core businesses in dollars per share



MDS Sciex
> MDS Sciex and Applied Biosystems were successful in a patent infringement suit against Micromass/Waters—resulting in a US$52.6 million award and an injunction prohibiting the sale of infringing products in the US market
> Launched Q TRAP™ LC/MS/MS System—a new entrant into the ion trap market targeted at proteomics customers

MDS to achieve aggressive financial targets

Revenue target
$2 billion in revenues by 2003
STATUS
$1.8 billion in revenues in fiscal 2002, on target based on goal set in 1998

EPS target
15% compound growth in earnings per share over rolling five-year periods
STATUS
10% compound growth in EPS over the past five years
16% compound growth in EPS over the past ten years

ROCE target
15% average pre-tax return on capital employed over rolling five-year periods
STATUS
13% average pre-tax ROCE over five years
14% average pre-tax ROCE over ten years

International sales target
60% of sales from international markets by 2003
STATUS
63% of revenues from outside Canada in fiscal 2002, exceeding 1998 goal



John A. Rogers
President and CEO

Wilfred G. Lewitt
Chairman

2002 was a record year for MDS and capped another decade of strong growth. Thanks to the efforts of the more than 10,000 people in our businesses around the world, we have delivered strong performance while making progress towards our long-term goals.

MDS is entering its fourth decade as a public company. Each decade has seen significant growth, change, evolution and value creation. The results and achievements of 2002, detailed in the separate financial review, are part of a continuum. The results and achievements of next year will also be part of this continuum. We look to the long-term, and that has enabled us to deliver solid results over the short and medium-term.

As we look back, our growth path has not been a straight line, as our core products, services and markets are at varying levels of maturity. It takes time for new technologies to capture markets and deliver stable cash flows. But by continuing to plan and prepare for the future, we have delivered average annual growth per year exceeding 15% for every decade since we became a public company.

In the MDS Management Report following this letter, we have drawn on input from our executive team—which has evolved and strengthened over the past decade—to provide an overview of what lies ahead in our next 10 years.

We take a look back to underline our steady, consistent approach to long-term planning, balanced risk taking and growth. We take a look forward at the next decade in biological sciences—the trends and developments that point to growth markets. We look at MDS today—our strengths and unique positioning for the future. We look at our key avenues of growth. And we review our core strategies for the continued progress of MDS and for ongoing creation of shareholder value.

We hope this provides a sense of the dynamics of this Company as we move forward. A decade ago, we could not have told you what we would look like today. Looking ahead, we cannot tell you exactly what MDS will look like in terms of our specific products and services and markets, but we do know that MDS will be a thriving leader because we know how to grow, we are uniquely positioned, we have outstanding people and management depth and we have a core purpose we all care about.

Over the past year, we have all become much more aware of the importance of good, effective corporate governance. This has long been a focus for us at MDS, as is indicated in our Corporate Governance section on page 18. We greatly appreciate our highly qualified and independent members of our Board of Directors, and the seriousness with which they take their responsibilities. We thank them for their dedication and support. In particular, we thank Michael Warren, who is retiring this year after 27 years of service.

In the year ahead, we expect further progress, with growth in revenues and earnings at somewhere near our historical norms. In the decade ahead, we see strength and opportunity, and we are ready to move forward.

/s/ Wilfred G. Lewitt
Chairman
December 11, 2002

/s/ John A. Rogers
President and CEO

In the rapidly changing and evolving field of health and life sciences, the question arises: Can MDS sustain its pace of growth? Can we continue to grow and build value over the next 10 years as we have in the past? Our answer is yes.

THE PAST TEN YEARS—

HOW MDS HAS EVOLVED

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
	Acquired Nordion from AECL		Introduced AutoLab—fully automated lab system	Entered the CRO market with acquisition of PanLabs	Established MDS Pharmaceutical Services following the acquisition of Harris Laboratories and Neo-Pharm Laboratories	Formed Source Medical in joint venture with Allegiance	Acquired Theratronics from AECL	Launched MDS Proteomics to focus on the cutting-edge science of proteomics	Acquired Phoenix International Life Sciences and launched MDS Pharma Services Listed on the New York Stock Exchange with the symbol MDZ	Entered into joint venture agreement with Duke University Health System Launched the API 4000	MDS Sciex/ABI successful in patent infringement suit against Micromass/ Waters
Revenues	459	663	653	689	819	930	1,002	1,183	1,435	1,636	1,792
Employees	5,223	5,930	5,863	6,136	6,670	6,830	7,065	8,467	10,379	10,597	10,885
Assets	640	725	724	730	889	938	1,069	1,299	2,372	2,402	2,542





Ron Yamada
Executive Vice-President
MDS Inc.

John Gleason
Senior Vice-President
Business Development

Jim Reid
Executive Vice-President
Organization Dynamics

"What we see looking back at the evolution of MDS is what we see moving forward: a dynamic, growing company."

A decade ago, MDS was a mid-sized company with revenues of $459 million and operating income from core operations of $59 million—both at one quarter of today's levels. Our Canadian markets represented 55% of revenues and we were still a relatively minor player in global markets.

We were moving forward in relatively new disciplines for MDS: in the prior decade, we had evolved from a focused lab services company to a broader health and life sciences company having entered the mass spectrometer or specialized analytic instruments business with the acquisition of Sciex in 1981, the medical supply and distribution business with an investment in Ingram & Bell in 1987, and the radioisotopes business with the acquisition of Nordion in fiscal 1992.

With these new product and service lines, we were able to forge ahead in new fields with new opportunities. Growth in global health care markets accelerated in the 1990s, exceeding basic GDP growth by a substantial margin. MDS grew and evolved with it, identifying attractive new opportunities, meeting our long-term targets, delivering results, and reinvesting in existing and new businesses and disciplines to secure future avenues of growth.

Perhaps the most significant change in the past decade was our move into contract research services for drug development, with a number of acquisitions—the largest ones being PanLabs in 1995, followed by Harris Laboratories in 1996 and ultimately Phoenix International Life Sciences in 2000. These moves—which were the result of careful planning and analysis—have positioned us well for the future and as a premier provider of innovative drug discovery and development solutions for the pharmaceutical and biotech industry. These acquisitions have broadened our capabilities and capacities to more strategically partner with our customers in all phases of drug discovery and development.

At the same time, we looked to the longer-term and saw the potential in protein research as an emerging discipline. We launched MDS Proteomics in 1999, not as a core business, but to gain a foothold and accelerate development of a field that promises to be a transformative discipline in global health and life sciences, opening up opportunities for a number of our other businesses, products and services.

Today, as we enter 2003, revenues are approaching $2 billion, operating income is over $200 million and over 60% of our revenues are earned outside of Canada. The product and service businesses we entered or acquired in the past decade now represent a healthy 55% of the Company. With the changes of the past decade, MDS has reached a new stage in our history and we will continue to evolve.



By applying advanced scientific and technological expertise to each stage of the drug discovery and development process, MDS is able to meet the needs of pharmaceutical and biotech customers.



The application of leading proteomics capabilities will enable the development of more targeted therapeutics and diagnostics.

Revenues
(millions of dollars)



1,792	
1,636	
1,435	
1,183	
1,002	
930	
819	
663 653 689	
459	

92 93 94 95 96 97 98 99 00 01 **02**



Radiotherapeutics
Combining cancer drug therapies with radioisotopes, radiotherapeutics is proving increasingly effective in the treatment of cancers, with ongoing development pointing to further breakthroughs.

Proteomics
Based on the science of protein analysis—to enhance understanding of how proteins regulate cells, tissues and organs—proteomics is a promising new route to drug discovery in the battle against diseases including: cancer, AIDS and depression.

Esoteric/specialized testing
Esoteric testing, which includes genetic testing, helps physicians predict, prevent and manage disease more effectively by mapping an individual's predisposition to medical conditions and disease.

THE NEXT TEN YEARS—
WHAT WE SEE
IN OUR INDUSTRY





Andrea Bodnar
Senior Vice-President and
Chief Information Officer

Andy Boorn
President
MDS Sciex

Ian Lennox
Group President and Chief
Executive Officer, Pharmaceutical
and Biotech Markets

"We believe the next
decade will deliver more
progress and change in
the biological sciences
field than the last three
decades combined."

Advances in science have been accelerating with every year that passes, due to new technologies and tools and an increased research focus worldwide. Each new breakthrough opens up a new range of opportunities. As we look ahead, we believe the next decade will deliver more progress and change in the biological sciences field than in the previous three decades combined, signaling continued strong growth in global health and life sciences.

In previous reports, we have noted trends driving growth in global health care in general and in the health and life sciences products and services of MDS in particular. These trends will continue to reshape global health and life sciences and drive growth.

1. Demographics

The aging population in North America and in our key global markets in Europe and Japan has created a major demographic shift and has driven growth in global health care spending. Aging baby boomers who, as a generation, represent unprecedented wealth and increased awareness of health issues, are seeing their health care needs increase with every passing year. This has made most health and life sciences companies relatively recession-proof. For the baby boom generation, health care is a distinct and growing personal need, regardless of the economic cycle.

2. Focus on core competencies

Through the 90s, with increasing globalization, technological advances, complexity and competition, businesses of all kinds began to focus more closely on their core competencies, divesting non-core operations and outsourcing non-core capabilities and functions. The health and life sciences field was no exception; major biotechnology and pharmaceutical companies began to focus on their core businesses of bringing new treatments and therapies to market. This increased the opportunities to outsource or subcontract a growing range of products and services, from research and manufacturing, to clinical testing and trials.

3. New and emerging sciences and disciplines

Science is changing every day. New breakthroughs are pointing to significant advances in the prevention, diagnosis and treatment of disease. As well, a number of seemingly unrelated disciplines in chemistry, biology and physics are coming together, converging and combining to forge advances beyond the scope of each discipline in isolation. We don't know all the changes and discoveries that will unfold in the years ahead, but we believe that three relatively new areas of development have the potential to become major disciplines by the end of the next decade: radiotherapeutics, proteomics and esoteric or specialized diagnostics.

Thus, we see strong growth continuing in underlying global health and life science markets, with potential high growth in the emerging disciplines. Change in the decade ahead will be dramatic, and strong growth will continue.



Radiotherapeutics provide a more targeted treatment for diseases such as cancer. MDS produces the yttrium-90 for Zevalin, the first radioimmunotherapy to receive FDA approval, and is involved in the development of a number of radiotherapeutics.



Esoteric tests are highly complex and involve cutting-edge science. Myriad uses sophisticated instrumentation and computer modelling to read the complete gene sequence and identify all known mutations.

Operating income before unusual items
(millions of dollars)



212 | 178 | 154 | 154 | 123 | 114 | 96 | 77 | 67 | 62

93 94 95 96 97 98 99 00 01 02



WHERE WE ARE TODAY—
MDS IS UNIQUELY AND
STRONGLY POSITIONED
FOR THE FUTURE





Doug Squires
President
MDS Pharma Services

Cam Crawford
President
MDS Diagnostic Services

John Rogers
President and
Chief Executive Officer

"As well as offering a unique combination of scientific disciplines and services, MDS has the cash flow and capital strength to participate with our customers in major new initiatives."

As we look at the dynamic growth markets of today and tomorrow, MDS is well positioned. We are uniquely positioned to deliver superior returns over the short and medium-term while building strength in the emerging disciplines that promise to reshape global health and life sciences over the longer-term.

1. Strong positioning

MDS is well positioned in our core markets, products and services.

We have outstanding and highly valued customer relationships, exceptional people and operations, market-leading positions in some very attractive global niches, and considerable depth and breadth of management. At the same time, we have a range of stable, mature businesses with good margins, cash flow and high barriers to entry, providing returns for today while allowing for investment in tomorrow's growth markets.

MDS is well capitalized, has a solid balance sheet and is able to invest in the organic growth of our businesses and in the future with measured risk taking. We have some compelling competitive advantages, in terms of the strength and knowledge base of our global workforce, our core competencies in chemistry, analytical testing, automation and industrialization, logistics and relationship building.

These considerable attributes have contributed to the growing strength of the MDS brand— a name and reputation that represents quality, innovation, integrity and responsiveness to our customers.

2. Unique positioning

While we are solidly positioned in today's growth markets, we are **uniquely** positioned for the emerging disciplines of tomorrow and for the continued outsourcing by our major global customers.

This is because we are a multidisciplinary service provider with the ability to integrate the delivery of solutions to our customers. MDS is the **only** company in our markets with the combination of scientific disciplines that we offer. We are the only company that offers the combination of services—from diagnostics to contract research and clinical testing. And we have the cash flow and capital strength to participate with our customers in major new disciplines.

We are uniquely positioned to serve customers, strengthen and broaden relationships and participate in the transformative changes we will see over the next decade.



MDS Pharma Services expanded its early-phase clinical research facilities, establishing it as the largest early-phase contract research organization in the world.



Scientific expertise, experience and a highly skilled workforce have enabled MDS to achieve the market-leading position in each of its major businesses including MDS Sciex, our analytical instruments business.

Debt to total capital
(percent)



93	94	95	96	97	98	99	00	01	02
39	33	28	30	24	27	24	32	32	31

ACHIEVING
DYNAMIC
GROWTH
OVER THE NEXT DECADE





Ed Rygiel
Executive Vice-President and
President and Chief Executive
Officer, MDS Capital Corp.

Rob Breckon
Executive Vice-President
Strategy and
Corporate Development

John Morrison
Group President and
Chief Executive Officer
Healthcare Provider Markets

"Already, we are
seeing growing
opportunities and
interest in the emerging
radiotherapeutic,
esoteric testing and
proteomics disciplines."

Decade over decade, MDS has set and achieved aggressive financial targets, delivering growth in revenues and earnings, averaging close to 15% per annum. Our five-year rolling targets remain unchanged at 15%. We believe MDS is positioned to achieve this level, given four basic avenues of growth for the Company.

1. Market growth

The existing markets for many of our products and services are growing at 8% to 12% per year. Simply by staying in our current markets and continuing to operate as we have, we will achieve moderate growth for the foreseeable future.

2. Market share growth

To exceed market growth, we can build share in our existing markets. As market leaders with strong barriers to entry and growing customer relationships, we see considerable opportunity for global market share gains in a number of our core businesses. This will contribute incremental growth over the decade.

3. Emerging disciplines and markets

With our strong and unique positioning in emerging markets, we have the opportunity to generate considerable growth as the disciplines evolve. Already, we are seeing growing opportunities and interest in radiotherapeutics, esoteric testing and proteomics disciplines. The recent approval of Zevalin—the first FDA approved radiotherapeutic—marks a major breakthrough, and MDS is uniquely positioned to serve the needs of the pharmaceutical and biotech customers developing these promising products. While revenues from these disciplines may be insignificant now, we have a strong foothold which should accelerate growth as the decade progresses.

Essentially, these first three avenues of growth represent opportunities for organic growth. From these three avenues, we believe we can deliver on average growth of 15% over the next decade. As some markets mature and growth rates slow for some products and services, we are ready with emerging ones, which will have higher growth rates at the outset. In addition, we plan to continue to invest in new opportunities that may arise—our fourth avenue of growth.

4. New market entry through strategic alliances, joint ventures and investments

Our businesses generate considerable cash flow. New opportunities frequently arise for entry and expansion into new geographic regions and for additions of complementary products and services. We know how to identify attractive opportunities, we know how to value and acquire them, and we know how to operate and integrate them. We will continue to pursue opportunities to reinvest capital in the future. This could generate growth over and above the 15% we believe we can deliver from our existing platforms.



In 2002, MDS successfully grew market share in the high-end mass spectrometry market with products such as the API 4000 and API 3000.



Radiotherapeutics have the potential to increase MDS revenues in the future. Highly skilled technicians operate specialized equipment under GMP conditions to produce a sterilized product.

Investment in research and development
(millions of dollars)



										85
15	13	13	23	32	33	29	56	68		
93	94	95	96	97	98	99	00	01	**02**	



WE HAVE THE
FLEXIBILITY
AND FOCUS
TO ADAPT
AND CHANGE





Peter Brent
Senior Vice-President and
General Counsel and
Corporate Secretary

Mary Federau
Senior Vice-President
Talent Development

Alan Torrie
Executive Vice-President
Global Markets and Technology

"MDS has the strategies, the strengths, the people, the values and the vision to continue building as a global leader in health and life sciences."

Core Strategies

Our specific business strategies evolve as our markets, technologies and businesses develop and as new opportunities arise. Flexibility in pursuing opportunities has been essential to the successful growth of MDS. But while specific strategic initiatives may change and evolve, we are focused on four core corporate strategies as we map out the next decade.

1. Continue to evolve as a customer-driven organization

Strengthening customer relationships is key to growth over the next decade. That means we must increasingly align our goals and operations with those of our customers. To do this, we must continue to utilize our collective knowledge of our two customer bases to enhance our understanding of what drives their growth. Broadly speaking, both customer segments look for quality, innovation, integrity, responsiveness, and cost effectiveness in their global suppliers—all the hallmarks of the MDS brand. We must respond at every level, and that means we must continue the process of evolving from a company organized around our disciplines to one organized around our customers. Relationship management is critical.

2. Leverage strengths and synergies

Our individual businesses are leaders with great strengths. These strengths can be further integrated and leveraged to develop synergies, increase efficiencies and operational effectiveness, and broaden our relationships with customers. That means we must increasingly share knowledge and resources and develop common technology platforms to benefit all customer relationships. We have considerable untapped potential to integrate and leverage our information and resources across the Company.

3. Maintain a balanced approach to growth and investment

We will continue to invest in our existing businesses and in new disciplines and acquisitions in a balanced way. We aim to maintain a balance in terms of the maturity and cash flow of our businesses, and we aim to invest in the future through balanced and measured risk taking, through a range of different investment models—from full ownership to joint ventures, strategic alliances and customer partnerships.

4. Stay focused on our vision

Ultimately, MDS will build sustainable value by living by our core values and pursuing our vision—continuing to build an enduring health and life sciences company that makes a distinctive contribution to the health and well-being of people around the world. We know that what we do is important, and we take pride in that. That vision and pride, broadly shared through all our operations, is an intangible factor that contributes to growth and that will stay with us wherever the next decade takes MDS.



Partnering with customers including health care providers and hospitals, and pharmaceutical and biotech companies is core to our success. These partnerships bring together expertise and experience to create unique and innovative business models.



Molybdenum-99 is used in the manufacture of technitium-99m generators which are distributed to hospitals for diagnosing disease.

Cash from operations
(millions of dollars)



93	94	95	96	97	98	99	00	01	02
61	71	74	82	122	104	128	169	152	274

MDS is the National Founding Sponsor of the Canadian Cancer Society's annual Relay For Life.

In 2002, MDS employees put together more than 85 teams of 10 members each and participated in Relays held in 34 sites nationwide.

Over $150,000 was raised by MDS Teams in 2002 for cancer research.



Luminary candles dedicated to those affected by cancer encircle the Relay track in Kenora, Ontario.



Cancer survivors in Kitchener, Ontario warm up for the 12-hour Relay.

"Having discussed the dynamic growth we see in store for MDS, another question arises. Can we accommodate growth? Do we have what it takes to manage an even larger, more international organization of related but distinct businesses? The key is to ensure that we continue to evolve as an organization—managing change to support growth while staying grounded with our core purpose and values. As we focus on growth, we remain as committed as ever to progress in science and to the well-being of all our stakeholders: our customers and the people they serve, our employees, our neighbours in the communities where we operate around the world, our partners and strategic allies."

John A. Rogers   President and Chief Executive Officer

Evolving as an organization

The successful growth of MDS is the direct result of the efforts of our more than 10,000 people in our operations around the world. As we become larger and more globally diverse, we must ensure that our organization, infrastructure and systems evolve so as to fully support these efforts, while binding our growing workforce together in terms of our common purpose, strategies and goals.

A number of initiatives are underway. We have made great strides in organizing around customer relationships, rather than around products or business functions. To this end, we are revisiting and advancing every aspect of our infrastructure and systems to ensure commonality throughout our organization. As we move to more common systems, we will benefit through increased efficiency and effectiveness while enhancing the sharing of information throughout the Company. A new employee portal now under development will provide employees with consistent and up-to-date information about our unique environments and our customers' needs while providing them with better tools for doing their own specific jobs.

At the same time, we continue to invest in people, strengthening our Human Resource programs to ensure we recruit, retain and advance the best in our industry. We are focused on leadership and management training throughout the organization. By the end of 2003, over 750 senior managers from all of our operations and business units will have completed advanced leadership programs.

Evolving as corporate citizens

We understand that, in our field, running a superior business means showing leadership as corporate citizens. This leadership has contributed beyond measure to the successful growth of MDS and will continue to evolve and strengthen as MDS moves forward.


RRIVEE
MDS

An MDS Relay Team prepares for the event in Cornwall, Ontario.

For the past 15 years, MDS Nordion has sponsored the 10K run as part of the annual National Capital Race Weekend.

In 2002, over 300 MDS Nordion employees, family and friends participated in this event. The event raised over $500,000 for the Women's Breast Health Centre and Prostate Centre at The Ottawa Hospital.


10K

The MDS Nordion 10K run is held annually in Ottawa, Ontario. This high-profile event draws participants from around the world.
Photo by Darren Brown

MDS is proud to be among Canada's leaders in corporate philanthropy, and, as an Imagine Caring Company, we donate in excess of 1% of pre-tax profits annually to charitable organizations. Reflecting our Core Values and Purpose, our Corporate Citizenship Program is focused on *Science advancing health* through support of health-related charities, scientific research and education, and our communities.

Health

To advance health, MDS and our various businesses have focused on cancer as our Major Cause, supporting a range of charities and hospitals through direct donations and through sponsorship of broader health fundraising events, such as the Canadian Cancer Society's Relay For Life, and the MDS Nordion 10K run. In 2002, we contributed over $1 million to health programs.

Science

To advance science, we focus on scientific education and research, with awards honouring outstanding scientific contributions, sponsorship of University Chairs, and an extensive high school scholarship program. Our most significant support in 2002 was a founding sponsor commitment to the Medical and Research Sciences (MARS) Discovery District, a major new international medical research centre being built on the grounds of the University Health Network in Toronto.

Community involvement

In 2001, MDS established an Employee Volunteer Program to support our communities and recognize and encourage the exceptional efforts of employees who share their time and energies with community-based organizations. Since its inception, almost 200 charitable organizations have received financial support through our Employee Volunteer Program.

Core values have guided us for more than 30 years. They are:

Mutual trust	Having confidence enough to rely on others and to be open to new and different people and ideas.
Genuine concern and respect for people	Showing genuine concern for others; treating people as individuals, with understanding and appreciation.
Integrity	Being reliable and accountable in word and behaviour.
Commitment to excellence	Striving to reach our full potential as a company and as individuals, doing the right things the right way.

"Effective corporate governance has been fundamental to the success of MDS and has been a priority for management and our strong and independent Board throughout our history as a public company. The best corporate governance keeps management accountable and balances the interests of stakeholders. We are committed to ensuring that our governance policies and practices achieve these vital goals."

Wilfred G. Lewitt   *Chairman of the Board*

MDS has long been focused on corporate governance to ensure that we meet the expectations of shareholders and all stakeholders. Our practices are fully described in our Proxy Circular and may be viewed on our website at www.mdsintl.com.

As the Company has evolved over time, so too have our governance policies and practices and so has our Board of Directors. We believe the Board to be the bedrock of sound governance, and it has been strengthened over the years by the contribution of an increasing proportion of independent, outside directors who are unrelated to the Company and management; at present, eight of our ten directors are independent. All are highly qualified professionals and businesspeople,



Clarence J. Chandran [C, H]
Clarence Chandran retired in 2001 as Chief Operating Officer and Director of Nortel Networks Corp. after spending 28 years in the telecommunications industry.

John R. Evans [C, H]
John Evans serves as Chairman of the board for Torstar Corporation, Vice-Chair of NPS/Allelix Biopharmaceuticals Inc. and director of GlycoDesign Inc. and trustee of Retirement Residences Real Estate Investment Trust. Dr. Evans also chairs the boards of the Canada Foundation for Innovation and MARS (Medical and Related Sciences) Project.

Wendy K. Dobson [C, H]
Wendy Dobson is a professor and Director of the Centre of International Business at the University of Toronto. She has served as former Associate Deputy Minister of Finance and President, C.D. Howe Institute. She is a director on the boards of TransCanada Pipelines Ltd., Toronto-Dominion Bank and DuPont Canada Inc.

Wilfred G. Lewitt [H]
Wilfred Lewitt is Chairman of MDS Inc. and has been with MDS since 1970. He serves on the boards of Laidlaw Inc. and Hemosol Inc.

William A. Etherington [A, C]
William Etherington retired as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation, where his career spanned 37 years. Mr. Etherington serves on the boards of Canadian Imperial Bank of Commerce (where he is Lead Director), Celestica Inc. and Dofasco Inc.

and collectively, our highly active Board represents a depth and breadth of experience in the areas of international business, finance, medical science, technology, governmental affairs and academia, which are invaluable to MDS and to our growth in global markets. All members of the Board own shares of MDS, and our directors ensure that the goals of MDS are fully aligned with the interests of all shareholders and the creation of shareholder value.

We have a lead director, Dr. John Evans, who is an independent director, to preserve the independence of the Board and to chair meetings of all outside directors following every Board meeting.

Our Board, supported by its committees, reviews, approves and monitors the Company's strategy and business plans, financial plans, capital expenditures and material transactions. The Board also appoints and evaluates the Chief Executive Officer, determines executive compensation, and oversees risk management processes and communications with shareholders.

Sound disclosure is the essence of accountability and transparency, which in turn are vital to good governance. Since 2001, the Board has been assisted by a Disclosure Committee, which includes our Chief Financial Officer, our Vice-President Investor Relations and Corporate Communications and our General Counsel and Corporate Secretary, to ensure timely, accurate, non-selective disclosure to shareholders and all other stakeholders.



Robert W. Luba [A, C]
Robert Luba is President of Luba Financial Inc. He was formerly the President and CEO of Royal Bank Investment Management Inc. Mr. Luba serves on the boards of Vincor International, ATS Automation Tooling Systems, Menu Foods Income Fund and Associated Brands Inc.

Nelson M. Sims [A, C, E]
Nelson Sims completed a 28-year career with Eli Lilly and Company in 2001, where he held senior positions including President, Eli Lilly Canada Inc. and Executive Director, Strategic Alliance Management. He serves on the board of Hemosol Inc. and is Chairman of the Board of GlycoDesign Inc.

Mary Mogford [C, E, H]
Mary Mogford serves on the boards of Empire Company Limited, Falconbridge Limited, the Potash Corporation of Saskatchewan and Sears Canada. She is also a member of the Altamira Advisory Council. Ms. Mogford is a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario.

R. Michael Warren [A, C]
Michael Warren is Chairman of The Warren Group. He serves on the boards of a number of other companies and associations.

John A. Rogers
John Rogers is the President and Chief Executive Officer of MDS Inc. and has been with the Company since 1973. Mr. Rogers is a director of Marsulex Inc.

[A] Audit Committee
[C] Corporate Governance & Nominating Committee
[E] Environment, Health & Safety Committee
[H] Human Resources & Compensation Committee

MAILING ADDRESS

100 International Blvd.
Toronto, Ontario, Canada M9W 6J6
Telephone: 416-675-7661
Fax: 416-675-0688

WEBSITE ADDRESS

www.mdsintl.com

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

AUDITORS

Ernst & Young LLP

LEGAL COUNSEL

Fasken Martineau DuMoulin LLP

DIVIDEND POLICY

MDS has paid semi-annual dividends since 1976.
In October 2002, the rate was $0.05 per share, payable
in April and October. The Company's policy is to pay
modest dividends while retaining most of its earnings
to fund growth and expansion.

DIVIDEND REINVESTMENT AND
SHARE PURCHASE PLAN

Shareholders from around the world are able to participate
in this Plan provided it is legally permitted in the jurisdiction
where they reside. Under the Company's Plan, shareholders
may elect to receive stock dividends in lieu of cash
dividends. Participants residing outside of the United States
may also make optional cash payments of up to $3,000
semi-annually to purchase additional shares. Shareholders
wishing to obtain more information about this Plan should
contact the Company's transfer agent listed above.

STOCK LISTING

MDS shares are listed on the:
    Toronto Stock Exchange: MDS
    New York Stock Exchange: MDZ
MDS is part of the S&P/TSX 60 Index.

MDS STOCK SPLIT HISTORY

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – October 10*	2:1

* stock dividend—same impact as stock split

ANNUAL AND SPECIAL MEETING

Shareholders are invited to attend the Company's Annual
and Special Meeting at 4:00 p.m., Thursday, March 6, 2003
at the Metro Toronto Convention Centre
North Building, Lower Level
Constitution Hall, Rooms 106 and 107
255 Front Street West
Toronto, Ontario, Canada

INVESTOR INFORMATION

Contact: Sharon Mathers, Vice-President,
Investor Relations and Corporate Communications
Telephone: 416-675-6777 ext. 2695
Fax: 416-675-0688
Email: smathers@mdsintl.com

ANNUAL AND INTERIM REPORTS

Current stock prices, financial reports, recent press
releases and annual reports are accessible on the
MDS website at www.mdsintl.com or at **MDS Shareholder
Information Services** at 416-675-6777 ext. 6500
or 1-888-MDS-7222.

COMPARATIVE PERFORMANCE

**Ten-year growth in earnings per share
before unusual items**
(percent)



**Ten-year growth
in revenues**
(percent)



Source: *Canadian Shareowners Association*
* *2002 year-end data not available*

DESIGN: BRYAN MILLS GROUP, TORONTO   EDITORIAL: SAGE COMMUNICATIONS   PRINTING: COLOUR INNOVATIONS   PRINTED IN CANADA